UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-160446

Cellco Partnership

(Exact name of registrant as specified in its charter)

One Verizon Way, Basking Ridge, New Jersey 07920

(908) 306-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Notes due 2011

3.75% Notes due 2011

5.25% Notes due 2012

7.375% Notes due 2013

5.55% Notes due 2014

and

8.50% Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Floating Rate Notes due 2011 – 34 holders
3.75% Notes due 2011 – 81 holders
5.25% Notes due 2012 – 34 holders
7.375% Notes due 2013 – 72 holders
5.55% Notes due 2014 – 99 holders
8.50% Notes due 2018 – 68 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Cellco Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Cellco Partnership

Date:	December 3, 2010	By:	/s/ Daniel S. Mead
		Name:	Daniel S. Mead
		Title:	President and Chief Executive Officer